Issuer Free Writing Prospectus dated May 6, 2015

Filed pursuant to Rule 433

Relating to the Preliminary Prospectus dated April 27, 2015

Registration Statement No. 333-202258

Tallgrass Energy GP, LP

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated April 27, 2015 relating to this offering, included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-202258) relating to such securities (the “Preliminary Prospectus”). You should read the entire Preliminary Prospectus carefully, including the section entitled “Risk Factors” and the financial statements and related notes, before deciding to invest in the securities described below.

The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus primarily to reflect an increase in the number of our Class A shares offered to 41,500,000, an increase in the price of our initial public offering to $29.00 per share and certain other changes. In the Preliminary Prospectus, we proposed to offer 35,311,000 of our Class A shares at an estimated price range of between $24.00 and $27.00 per share. Defined terms used in this free writing prospectus and not otherwise defined herein are used in the manner defined in the Preliminary Prospectus.

Revised offering information:

The information relating to the terms of the offering in the Preliminary Prospectus is revised as follows:

Class A shares offered to the public	41,500,000 Class A shares.

We may issue up to 6,225,000 additional Class A shares if the underwriters exercise their option to purchase additional Class A shares in full.

Class A shares outstanding after this offering	41,500,000 Class A shares (or 47,725,000 Class A shares if the underwriters exercise their option to purchase additional Class A shares in full).

If all outstanding Class B shares and Tallgrass Equity units held by the Exchange Right Holders were exchanged for newly issued Class A shares on a one-for-one basis, 157,229,440 Class A shares would be outstanding (regardless of whether the underwriters’ option to purchase additional Class A shares is exercised).

Class B shares outstanding after this offering	115,729,440 Class B shares (or 109,504,440 Class B shares if the underwriters exercise their option to purchase additional Class A shares from us in full) or one Class B share for each Tallgrass Equity unit held by the Exchange Right Holders immediately following this offering. Class B shares vote as a class with Class A shares, but have no right to receive distributions. When a Tallgrass Equity unit currently held by an Exchange Right Holder is exchanged for a Class A share, a Class B share will be cancelled.

Voting power of Class A shares immediately after giving effect to this offering	26.39% (or 100% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

30.35% if the underwriters exercise in full their option to purchase additional Class A shares from us (or 100% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

Voting power of Class B shares immediately after giving effect to this offering	73.61% (or 0% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

69.65% if the underwriters exercise in full their option to purchase additional Class A shares from us (or 0% if all outstanding Tallgrass Equity units held by the Exchange Right Holders were exchanged, along with a corresponding number of Class B shares, for newly-issued Class A shares on a one-for-one basis).

Proceeds

We expect to receive approximately $1.1 billion of net proceeds from the sale of the Class A shares (or approximately $1.3 billion if the underwriters exercise their option to purchase additional Class A shares in full), based upon the initial public offering price of $29.00 per Class A share, after deducting underwriting discounts and commissions.

We will contribute the net proceeds of this offering (excluding any proceeds from the underwriters exercise of their option to purchase additional Class A shares) to Tallgrass Equity in exchange for Tallgrass Equity’s issuance to us of 41,500,000 Tallgrass Equity units.

At the closing of this offering, Tallgrass Equity intends to enter into a new $150 million revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Tallgrass Equity Revolving Credit Facility,” and to borrow approximately $150 million, the proceeds of which will be used, together with the net proceeds from this offering that Tallgrass Equity receives from us, to purchase 20 million TEP common units from Tallgrass Development at $47.68 per TEP common unit (with the price per TEP common unit being determined based on a 2.25% discount to the volume weighted average price of the TEP common units for the 30 trading days prior to April 15, 2015) and to pay offering expenses and other transaction costs. Tallgrass Equity intends to distribute the remaining proceeds to the Exchange Right Holders.

If the underwriters exercise their option to purchase additional Class A shares, we intend to use the proceeds from the sale of such shares to purchase a corresponding number of Tallgrass Equity units from the Exchange Right Holders (which would equal 6,225,000 additional Tallgrass Equity units if the underwriters exercise their option to purchase additional Class A shares in full). In this case, an equivalent number of Class B shares will be cancelled.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 or by calling or emailing Goldman, Sachs & Co. at 1-866-471-2526 or prospectus-ny@ny.email.gs.com.